                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                              Canarc Resource Corp.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   13722D101
- -------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Anthony Low-Beer
                           100 Park Avenue, Suite 2150
                            New York, New York 10017
                                 (212) 686-6633
- -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                 August 1, 1996
- -------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

                  If the  filing  person has  previously  filed a  statement  on
         Schedule  13G to report the  acquisition  which is the  subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                  Check the following box if a fee is being paid with this statement:|_|

                                  SCHEDULE 13D

- --------------------                            -------------------------------
CUSIP No.  13722D101                            Page    2    of    8    Pages
          ----------                                 -------    -------
- --------------------                            -------------------------------


- ---- --------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Anthony Low-Beer                            I.D. ####-##-####
- ---- --------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [X]

- ---- --------------------------------------------------------------------------
 3   SEC USE ONLY

     --------------------------------------------------------------------------
- ----
 4   SOURCE OF FUNDS*

     OO
- ---- --------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

- ---- --------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- -------------- --------- ------------------------------------------------------
                  7      SOLE VOTING POWER

                         3,202,900 shares of Common Stock
               --------- ------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             0 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH
               --------- ------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         1,688,100 shares of Common Stock
               --------- ------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         1,514,800 shares of Common Stock
- ---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     3,202,900 shares of Common Stock
- ---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.46%
- ---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- --------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This Amendment No. 1, dated August 26, 1996, to the Schedule 13D dated July 11, 1996 (the "Schedule 13D"), filed on behalf of Anthony Low-Beer ("Mr. Low-Beer"), relates to the common stock (the "Common Stock") of Canarc Resource Corp., a corporation organized under the laws of Canada (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The 2,742,900 shares of Common Stock and the 460,000 purchase warrants (each warrant is exerciseable into one share of Common Stock) (the "Purchase Warrants") beneficially owned by Mr. Low-Beer were acquired in brokered and privately negotiated transactions for an aggregate purchase price of $4,185,090.10. The sources of funds for the purchases were (i) investment capital contributed by Mr. Low-Beer and (ii) investment capital contributed by persons and entities (the "Investors") with which Low-Beer Advisory has entered into advisory agreements (the "Advisory Agreements") or Mitchell Securities has entered into letters of authorization ("Letters of Authorization"), providing Mr. Low-Beer trading discretion over the Investors' accounts.

Item 5.  Interest in Securities of the Issuer.

                   (a) As of August 20, 1996, Mr. Low-Beer beneficially owned a total of 3,202,900 shares of the Common Stock of the Company, constituting 9.46% of the shares of Common Stock then outstanding, based on 33,412,911 shares of Common Stock outstanding as of August 20, 1996 as disclosed in a letter from the Company to Mr. Low-Beer, dated August 20, 1996.

                   (b) Mr. Low-Beer has sole voting and dispositive power with respect to 1,688,100 shares of Common Stock which he owns directly and shared dispositive power pursuant to the Advisory Agreements and Letters of Authorization with respect to 1,514,800 shares of Common Stock owned by Investors.

                   (c) Information concerning transactions in the Common Stock effected by Mr. Low-Beer for his own account and for the accounts of Investors since the filing of the Schedule 13D on July 11, 1996 is set forth in Schedule A hereto and is incorporated by reference. Except as set forth in Schedule A, no transactions in the Common Stock have been effected by Mr. Low-Beer since the filing of the Schedule 13D on July 11, 1996.

                   (d)  Not applicable.

                   (e)  Not applicable.

Item 7.  Material to be Filed as Exhibits.

                  1.       Form of Subscription Agreement.

                  2. Form of Letter of Authorization by and between Mr. Low-Beer and Investors.

                  3. Account Manager Agreement, dated as of December 31, 1992, by and between Budge Collins, Inc. and Low-Beer Advisory Services, Inc.

                  4. Investment Advisory Agreement, dated as of April 1, 1992, by and between Hamilton Partners, L.P. and Low-Beer Advisory Services, Inc.

                                   SCHEDULE A


1. On July 12, 1996, Mitchell Securities, Inc. purchased 46,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.34 per share.

2. On July 12, 1996, Mitchell Securities, Inc. purchased 3,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.30 per share.

3. On July 17, 1996, Mitchell Securities, Inc. purchased 10,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.11 per share.

4. On July 18, 1996, Mitchell Securities, Inc. purchased 5,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.16 per share.

5. On July 19, 1996, Mitchell Securities, Inc. purchased 5,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.16 per share.

6. On July 24, 1996, Mitchell Securities, Inc. purchased 10,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.14 per share.

7. On July 26, 1996, Mitchell Securities, Inc. purchased 10,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.15 per share.

8. On July 31, 1996, Mitchell Securities, Inc. purchased 2,000 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.15 per share.

9. On August 1, 1996, 450,000 special warrants of the Company purchased by Investors on June 24, 1996 at a price of $1.65 per special warrant and 470,000 special warrants of the Company purchased by Mr. Low-Beer on June 24, 1996 at a price of $1.65 per special
         warrant   were automatically exercised.  Each special warrant
         converted into one share of Common Stock and one-half Purchase
         Warrant.

10. On August 2, 1996, Mitchell Securities, Inc. purchased 12,800 shares of Common Stock of the Company for the account of Mr. Low-Beer in brokered transactions at a price of $1.19 per share.

11. On August 6, 1996, Mitchell Securities, Inc. purchased 3,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.19 per share.

12. On August 8, 1996, Mitchell Securities, Inc. purchased 1,000 shares of Common Stock of the Company for the accounts of Investors in brokered transactions at a price of $1.22 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.





Dated: August 27, 1996                      By:/s/ Anthony Low-Beer
                                               --------------------
                                               Anthony Low-Beer